Exhibit 14

Gold Resource Corporation
Code of Ethics

Adopted by the Board of Directors on November 9, 2009

Introduction

     In keeping with our commitment to honest business practices, Gold Resource Corporation, and its Mexican subsidiaries Golden Trump Resources S.A. de C.V. and Don David Gold S.A. de C.V., (“GRC” or the “Company”) has adopted this company-wide Code of Ethics to assist our directors, officers, consultants and employees in complying with both our corporate policies and with the law.

     Although this Code of Ethics covers many different business practices and procedures, it does not cover every issue that may arise.  Instead, our Code sets forth the clear principles and standards that our directors, officers, and employees are accustomed to following.  This Code also explains how we enforce our Code.  At GRC, our goal is to conduct ourselves in a manner that avoids even the appearance of impropriety.

     This Code should be read in conjunction with our other corporate policies.  If a law conflicts with a policy in this Code, you must comply with the law.  If you have questions about this Code, other GRC policies, or how to comply with the law in a certain situation, it is important that you immediately bring your questions to one of GRC’s officers.  If you are in or observe a situation that you believe may violate or lead to a violation of this Code, you should refer to section D of our Code for guidance on how to report questionable behavior.

     Anyone who violates the standards of this Code will be subject to disciplinary action.  Such action may include termination of employment.

A.  Compliance with All Laws, Rules and Regulations

     GRC requires that all its directors, officers, consultants and employees strictly adhere to local, state, and federal laws, as well as the laws of the other countries in which we conduct business.  If you have questions about what laws we are subject to, or about how to comply with certain laws, it is important that you alert an officer of GRC to your question.  We rely on you not only to act ethically, but also to assist your fellow employees and management in following the law.  When appropriate, GRC will provide information and training to promote compliance with laws, rules, and regulations, including insider-trading laws. We strive to:

•	maintaining a safe and healthy work environment;
•
promoting a workplace that is free from discrimination or harassment based on race, color, religion, sex, age, national origin, disability or other factors that are unrelated to the Company’s business interests;

•	supporting fair competition and laws prohibiting restraints of trade and other unfair trade practices;

•	conducting our activities in full compliance with all applicable environmental laws;
•	keeping the political activities of our directors, officers and employees separate from our business;
•	prohibiting any illegal payments, gifts, or gratuities to any government officials or political party;
•	prohibiting the unauthorized use, reproduction, or distribution of any third party’s trade secrets, copyrighted information or confidential information; and
•	complying with all applicable securities laws.

B.  Ethical Conduct and Conflicts of Interest

     GRC’s employees, consultants, officers, and directors are expected to make or participate in business decisions and actions based on the best interests of GRC as a whole, and not based on personal relationships or personal gain.  As we define it, a “conflict of interest” exists when a person’s private interest interferes in any way with the interest of the Company, or creates an appearance of impropriety.  A conflict situation can arise when you have interests that make it difficult for you to perform your work objectively, or when a director, officer, consultant or employee receives improper personal benefits as a result of his or her position with the company.

     It is almost always a conflict of interest for a Company employee to work simultaneously for a competitor, customer, or supplier.  You should avoid any relationship that would cause a conflict of interest with your duties and responsibilities at GRC.  All directors, officers, consultants and employees are expected to disclose to management any situations that may involve inappropriate or improper conflicts of interest affecting them personally or affecting other employees or those with whom we conduct business.

     Members of our Board of Directors have a special responsibility to our Company and to our shareholders.  To avoid conflicts of interest, Directors are required to disclose to their fellow directors any personal interest they may have in a transaction being considered by the Board and, when appropriate, to recluse themselves from any decision involving a conflict of interest.  Waivers of a conflict of interest or this Code involving executive officers and directors require approval by the Board of Directors.

     Any discovery of a potential or existing conflict of interest should be immediately disclosed to management in accordance with the procedures set forth in Section D of our Code.

C.  Our Commitment to Full, Fair, Accurate, Timely and Plain English Disclosure

     As a respected public company, it is critical that GRC’s filings with the Securities and Exchange Commission be complete, timely and accurate in all material respects.  At GRC, all our employees, consultants, officers and directors are charged with the responsibility of providing management with accurate and complete information to assure we are complying with our public disclosure requirements and our commitment to our shareholders.

     Commensurate with these special duties, all members of Senior Financial Management and other employees each agree that he or she will:

1.  Act honestly and ethically in the performance of their duties at GRC, avoiding actual or apparent conflicts of interest in personal and professional relationships.

2.  Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents filed with or submitted to the SEC or used in other public communications by the Company.

3.  Comply with rules and regulations of federal, state, provincial, local and overseas governments, as well as those of other appropriate private and public regulatory agencies that affect the conduct of the Company’s business and the Company’s  financial reporting.

4.  Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one’s independent judgment to be subordinated.

5.  Respect the confidentiality of information acquired in the course of one’s work, except when authorized or otherwise legally obligated to disclose such information.  Further, confidential information acquired in the course of performing one’s duties for GRC will not be used for personal advantage.

6.  Share knowledge and maintain skills relevant to carrying out the member’s duties within the Company.

7.  Proactively promote and set an example of ethical behavior as a responsible partner among peers and colleagues in the work environment and community.

8.  Achieve responsible use of and control over all assets and resources of the Company to which they are entrusted.

9.  Promptly bring to the attention of the Chief Executive Officer, any information concerning (a) any conduct believed to be a violation of law or business ethics, or this Code, including any transaction or relationship that reasonably could be expected to give rise to such a conflict, (b) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability  to record, process, summarize and report financial data or (c) any fraud, whether or not material, that involves management or other employees who have a significant role in GRC’s financial reporting, disclosures, or internal controls.

D.  Reporting and Treatment of Violations

     Persons who become aware of suspected violations of this Code should report such suspected violations promptly to any member of the Company’s Board of Directors. If the reporting person feels uncomfortable reporting suspected violations to the Board of Directors they may report matters to our outside legal counsel. Persons who want to report any alleged violation should use the contact information that is listed in the attachment to this Code.

 To assist in the response to or investigation of the alleged violation, the report should contain as much specific information as possible for proper assessment of the nature, extent and urgency of the alleged violation.  Without limiting the foregoing, the report should, to the extent possible, contain the following information:

•	the alleged event, matter or issue that is the subject of the alleged violation
•	the name of each person involved;
•	if the alleged violation involves a specific event or events, the approximate date and location of each event; and
•	any additional information, documentation or other evidence available relating to the alleged violation.
•	any questions or violation reports can be made anonymously

     The Board of Directors has the power to monitor, investigate, make determinations and take action with respect of violations of this Code.  In determining whether a violation of this code has occurred, the Board of Directors may take into account:

•	the nature and severity of the violation;
•	whether the violation was a single occurrence or involved repeated occurrences;
•	whether the violation appears to have been intentional or inadvertent;
•	whether the person in question had been advised prior to the violation as to the proper course of action;
•	whether the person in question had committed other violations in the past; and
•	such other facts and circumstances as the Board of Directors shall deem advisable in the context of the alleged violation.

     Acknowledgement.  Each employee, consultant, officer, and director of GRC and its Mexican subsidiaries, must acknowledge that he or she has received a copy of this Code of Ethics and has reviewed this Code of Ethics.  This acknowledgement will be maintained in your employee files.

Acknowledged:

____________________________________________
(name and title)                                                    Date

Names and Addresses of contacts

Reporting Contacts: Board of Directors: Bill Reid & David Reid 222 Milwaukee St #301 Denver, CO USA 80602 303-320-7708 billreid@goldresourcecorp.com davidreid@goldresourcecorp.com	Audit Committee Chairman Bill Conrad 5525 Erindale Dr #201 Colorado Springs, CO USA 80918 719-260-8509 bmconrad108@yahoo.com

Isac Burstein
Hochoschild Mining Holdings Ltd
Calle La Colonia 180
Surco, Lima, Preu
011 51 1317 2000 ext 2380
iasc.burstein@hocplc.com

Our outside Legal Counsel:USA
Dufford and Brown
Attn: David Babiarz or Jessica Browne
1700 Broadway, Suite 2100
Denver, CO USA 80290
303-861-8013

Our outside Legal Counsel: Mexico
Vazquez Servicios Legales, SC
Attn: Alberto M. Vazquez
Paseo de las Palmas 755-902
Col. Lomas de Chapultepec
11000 Mexico, D.F.
52 55 5540-3020
avazquez@avazquezabogados.com